# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD BUSINESS PARTNERS L.P., CIK 0001654795
CUSIP: G16234109
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, Bermuda (D0), HM12
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0001104659-16-130298
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (67.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amounts for Brookfield Corporation ("BN") includes (i) 374,533 limited partnership units ("Units") of Brookfield Business Partners L.P. (the "Issuer" or "BBU") and 51,599,716 redemption-exchange units ("REUs") of Brookfield Business L.P. ("Brookfield Business L.P.") beneficially owned by subsidiaries of BN, and (ii) 43,333,752 Units held by subsidiaries of Brookfield Wealth Solutions Ltd. ("BNT"), a paired entity to BN. This amount also includes 47,244,876 class A exchangeable subordinate voting shares (the "BBUC exchangeable shares") of Brookfield Business Corporation ("BBUC") beneficially owned by BN (through subsidiaries) and BNT.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of November 6, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN and BNT are exchanged for Units (on a one-for-one basis), the percentage would be 76.0%.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (67.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes Units, REUs and BBUC exchangeable shares beneficially owned by BN and BNT.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of November 6, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN and BNT are exchanged for Units (on a one-for-one basis), the percentage would be 76.0%.
- BNT BBU HOLDING LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,599,716; sole dispositive power 0; shared dispositive power 51,599,716; aggregate amount beneficially owned 51,599,716 (24.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 51,599,716 REUs beneficially owned by BNT BBU Holding LP ("Holding LP").
  
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of November 6, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no BBUC exchangeable shares and only REUs held by Holding LP are exchanged for Units, the percentage would be 36.8%.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,180,542; sole dispositive power 0; shared dispositive power 23,180,542; aggregate amount beneficially owned 23,180,542 (11% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 23,180,542 BBUC exchangeable shares owned by BPEG.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of November 6, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming only BBUC exchangeable shares held by BPEG are exchanged for Units, the percentage would be 20.7%.
- BROOKFIELD TITAN HOLDINGS LP (CIK 0001703170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 374,533; sole dispositive power 0; shared dispositive power 374,533; aggregate amount beneficially owned 374,533 (0.2% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of November 6, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no REUs and no BBUC exchangeable shares are exchanged for Units (on a one-for-one basis), the percentage would be 0.4%.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD BUSINESS PARTNERS L.P.
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, Bermuda (D0), HM12
Comment:
Explanatory Note:

This Amendment No. 10 (this "Amendment No. 10") to Schedule 13D amends and supplements the Schedule 13D originally filed on June 30, 2016 (and as amended through Amendment No. 9 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 10.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 10.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On November 6, 2025, BBU, BBUC and 1559985 B.C. Ltd. entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Arrangement") to simplify BBU's and BBUC's corporate structure by converting BBU and BBUC into a single publicly traded corporate entity (the "Corporation").

The Arrangement will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Arrangement is subject to a number of conditions, including BBU and BBUC security holder approvals and approval by the British Columbia Supreme Court. A special meeting of BBU unitholders and a special meeting of BBUC shareholders have been called for January 13, 2026, and security holders of record as of close of business on November 25, 2025 will be entitled to vote at the meetings.

Pursuant to the Arrangement, all Units, BBUC exchangeable shares and REUs of Brookfield Business L.P. will be exchanged for newly issued class A shares of the Corporation ("Corporation Class A Shares") on a one-for-one basis. In addition, the special limited partnership units of Brookfield Business L.P., which are held by a subsidiary of Brookfield Asset Management Ltd., will be exchanged for special non-voting incentive shares of the Corporation ("Corporation Special Shares") on a one-for-one basis. BN will also exchange its share of Brookfield Business Partners Limited, the general partner of BBU, for class B multiple voting shares of the Corporation ("Corporation Class B Shares"). The newly issued Corporation Class A Shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange.

Following completion of the Arrangement, BN, BNT and their respective subsidiaries and related parties are expected to own 142,552,877 Corporation Class A Shares, representing 67.8% of the issued and outstanding Corporation Class A Shares, 4 Corporation Class B Shares, representing 100% of all issued and outstanding Corporation Class B Shares, and 4 Corporation Special Shares, representing 100% of all issued and outstanding Corporation Special Shares.

Further information regarding the Arrangement will be contained in a joint management information circular of BBU and BBUC. Subject to the receipt of all required approvals, it is anticipated that the Arrangement will be completed in the first quarter of 2026.

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the arrangement agreement, dated November 6, 2025, a copy of which was filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 6, 2025 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage of Units of the Issuer is based on an aggregate number of Units of 88,675,926 outstanding as of November 6, 2025, and assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis) and includes (as applicable) Units, REUs and BBUC exchangeable shares beneficially owned by subsidiaries of BNT as described in Item 4 of Amendment No. 7 and Item 4 of Amendment No. 5 and subject to the voting arrangements described in Item 4 of Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

Other than the transactions described in Item 4 in this Amendment No. 10, there have been no transactions by the Reporting Persons in the Units since Amendment No. 9 to the Schedule 13D was filed on September 29, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 10 is hereby incorporated by reference.

Upon completion of the Arrangement, the registration rights agreement dated June 1, 2016 between BBU and BN and the amended and restated rights agreement dated December 23, 2024 between BN and Wilmington Trust, National Association will automatically terminate.

Upon completion of the Arrangement, the voting agreement dated September 26, 2024 between BN and BNT is expected be amended to provide that all decisions to be made with respect to the voting of the Corporation Class A Shares held by subsidiaries of BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and BN, other than with respect to any Corporation Class A Shares subject to financing arrangements between the applicable BNT subsidiary and wholly-owned subsidiaries of BN.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Arrangement Agreement, dated November 6, 2025 (filed as Exhibit 99.1 to the Issuer's Form 6-K on November 6, 2025, and incorporated herein by reference).

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (11/07/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (11/07/2025)
- BNT BBU HOLDING LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD BBU GP INC., general partner of BNT BBU HOLDING LP (11/07/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (11/07/2025)
- BROOKFIELD TITAN HOLDINGS LP: /s/ Ron Bloom, Ron Bloom, Managing Partner & Vice Chairman, TITAN CO-INVESTMENT GP, LLC, general partner of BROOKFIELD TITAN HOLDINGS LP (11/07/2025)